Exhibit (a)(1)(ZZZ)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY
JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR
REGULATIONS OF SUCH JURISDICTION

For immediate release

11 June 2013

IN ROYALTY PHARMA’S VIEW, ELAN’S EGM CIRCULAR IS MISLEADING AND OMITS KEY
INFORMATION THAT ELAN SHAREHOLDERS NEED TO MAKE AN INFORMED DECISION

IF ELAN STOCKHOLDERS APPROVE ANY OF THE FOUR PROPOSED TRANSACTIONS,
ROYALTY PHARMA WILL BE REQUIRED TO LAPSE ITS OFFER(i),(ii)

ROYALTY PHARMA RECOMMENDS ELAN SHAREHOLDERS VOTE “AGAINST” EACH OF THE
ELAN RESOLUTIONS AT THE ELAN EXTRAORDINARY GENERAL MEETING

Summary

Elan’s disclosure in its May 27 EGM Circular is misleading and inadequate, in Royalty Pharma’s view, because it fails to:

Regarding the entire package of proposed transactions:

▪
disclose that the Theravance, AOP, Speranza and inconsequential Newbridge and share repurchase transactions do not come close to replacing the earnings that Elan gave up by selling half of its Tysabri interesti.  The Theravance, AOP and Newbridge acquisitions, for example, will only produce ~$0.14 of 2015E cash EPS and ~$0.21 of 2016E cash EPS, based on the analysis set out belowii;  pro forma for the proposed acquisitions Elan will have ~$0.53 of 2015E cash EPS and ~$0.71 of 2016E cash EPS;

▪	disclose that if Elan stock were to trade at comparable 2015E and 2016E Price/Earnings multiples to Jazz, Valeant and a specialty pharma peer group, Elan’s stock would trade at ~$4.19 to ~$6.44iii;

Regarding the Theravance Transaction:

▪
provide any valuation parameters despite analysts suggesting that (if approved) Elan would overpay by ~$300-500millioniv, thus transferring ~$300-500million of value from Elan shareholders to Theravance shareholders;

▪
disclose that Elan management did not see the unredacted GSK License (which Royalty Pharma believes to be the case, based on statements made by Theravancev) – and that contractual risks not known to Elan could materially reduce, even further, the value of royalties in the proposed Theravance deal;

▪	adequately disclose that Theravance’s own ‘crown jewel’ products, in which Elan did not receive a financial interest, could cannibalize the royalties due to Elanvi;

▪
disclose that Elan shareholders could have invested in Theravance shares directly and thus, in Royalty Pharma’s view (a) avoided paying a significant premium, (b) taken on less risk, and (c) achieved exposure to Theravance’s ‘crown jewel’ products;

▪
state that by agreeing to “no fiduciary out” “Elan could be exposed to a claim for damages for breach of contract and such damages would not be subject to limitation or “cap” under any provision of the Theravance Agreement”  as was later disclosed in a filing with the US Securities & Exchange Commission;

Regarding the AOP Orphan (“AOP”) Transaction:

▪	disclose that a significant portion of AOP’s business is a low-margin distribution model, not an orphan drug businessvii – therefore, in Royalty Pharma’s view, the acquisition price is far too high;

▪	clearly disclose that 75% of up to $290 million in AOP milestones become due if Elan decides to abandon AOP products for commercial reasons (other than clinical failure) on or before December

▪	31, 2017, thereby committing Elan to spend money on products that may have little hope of commercial success, in Royalty Pharma’s view;

▪
disclose the 17.0x 2012 EBITDA acquisition multiple (excluding the milestones) or the 27.9x 2012 EBITDA acquisition multiple (pro forma for payment of 75% of certain milestones as referenced above) or compare it with the much lower 13.5x median comparable multiple for similar acquisitionsviii;

▪
reveal that AOP’s lead pipeline products will require tens if not hundreds of millions to develop, in Royalty Pharma’s view, effectively replacing ELND005 spending with potentially higher R&D expenses for AOP’s products.  AOP is focused predominantly on Eastern European markets, making these programs inherently lower return in Royalty Pharma’s view;

Regarding the Speranza Transaction:

▪	provide any information on what it would cost to simply cease development of ELND005;

▪	disclose that the head of Speranza is a former Elan executive;

▪	disclose that Elan’s contribution to Speranza of ELND005 and up to $77.8 million in cash disguises an expensive write-off of a failed drug candidate; and

Regarding the $200 Million Inconsequential Share Repurchase:

▪
disclose the timing, method or share price of the repurchase or the impact on Elan’s financials – Royalty Pharma believes that the share buyback is yet another attempt by Elan to fend off Royalty Pharma’s Offer.  A $200mm repurchase has an inconsequential c. 3% impact on the number of shares outstandingix.

Royalty Pharma urges shareholders of Elan to vote “AGAINST” EACH of the four resolutions proposed by Elan at its upcoming extraordinary general meeting on June 17, 2013.

ISS and Glass Lewis – the two leading independent proxy advisory firms – also recommend that the shareholders of Elan vote “AGAINST” EACH of the four resolutions proposed by Elanx.

To meet the official voting deadlines:

•	Holders of Elan American Depository Receipts held in street name may only vote their proxies through BroadRidge up to 11:59 PM New York time on Wednesday, June 12.

•	Holders of Elan Ordinary Shares may only vote their proxies through Computershare (Ireland) up to 10:00 a.m. Irish time on Saturday, June 15.

(i) Royalty Pharma had requested permission from the Irish Takeover Panel to the effect that it would not be obliged to lapse (withdraw) the Offer in the event that the ELND005 Transaction and / or the Share Repurchase Program were approved at the Elan EGM. On 6 June 2013, the Irish Takeover Panel ruled that Royalty Pharma will be required to lapse the Further Increased Offer in the event that either the ELND005 Transaction and / or the Share Repurchase Program are approved at the Elan EGM.

(ii) Royalty Pharma is considering its response to the ruling of the Irish Takeover Panel referred to in the note above.

DETAILS

Having reviewed the limited disclosure made by Elan to its shareholders in the EGM Circular, Royalty Pharma today provides its observations on what Elan has and – importantly – has not said regarding its recently proposed transactions.

Royalty Pharma believes important risks were omitted from Elan’s disclosures around the Theravance deal

Elan management and the Elan Board agreed to spend $1 billion to buy a royalty without, in Royalty Pharma’s view, access to the basic due diligence information required to fully assess the value of what they were buyingxi.

Royalty Pharma believes that Elan has not seen the unredacted license agreement between Theravance and GlaxoSmithKlinexii (the “GSK License”), a point which was not disclosed in the lengthy risk section of the EGM Circular.  Depending on the nature of the redacted terms in the GSK License, the value of the royalties Elan acquired from Theravance could be materially lower than what Elan had assumed at the time of the transaction.

Elan Stockholders should ask Elan management and the Elan Board if they know, for example, what the royalty rates and sales tiers are for Anoro in the GSK License agreement.  It is known that the royalties on Anoro tier upward from 6.5% to 10%xiii, but to our knowledge, neither Theravance nor Elan have made public how many tiers there are, or what the tier thresholds are.  To illustrate the importance of this information, the value of the Anoro royalty would be very different if, for example, the tiers are $2 billion, $3 billion, and $4 billion rather than, for example, $200 million, $300 million, and $400 million.

Elan Stockholders should also ask Elan management what royalty reductions are contemplated by the GSK License agreement in the event that generics enter and/or achieve certain market share thresholds.  Royalty Pharma has seen licenses in which the royalties are reduced by 50% or more under these circumstances, but this entire section is redacted in the version of the GSK License that Royalty Pharma believes was relied upon by Elan when it agreed to the Theravance Transaction.  Royalty Pharma believes that the fact that Elan agreed to a transaction without access to this information is irresponsible and highlights Elan’s lack of experience in conducting due diligence and negotiating royalty purchases.

Investors would be better off investing in Theravance directly rather than indirectly via Elan, in Royalty Pharma’s view

Elan highlights in the EGM Circular that Elan Stockholders will receive 20% of Elan’s Theravance royalties through dividendsxiv.  Elan fails to mention, however, that a direct investment in Theravance stock by Elan investors would, in Royalty Pharma’s view, have a number of advantages:

▪	the embedded value of the royalties in Theravance shares is much lower than the price paid by Elan, a view held not only by Royalty Pharma, but multiple analystsxv;

▪
royalties held by Theravance are better “protected” from future burn (due to the spinout of a “RoyaltyCo”), whereas in Elan’s case, management appears to intend to reinvest 80% of these royalty payments into what Royalty Pharma views as a poorly articulated and unfocused acquisition strategy; and

▪
Theravance shares provide exposure to a much richer array of royalties, including in Theravance’s ‘crown jewel’ products, commonly referred to as the “triples”xvi. In Royalty Pharma’s view, Elan’s subset of royalties is less interesting, as it relies on products that will likely not compete effectively against the ‘crown jewel’ products.

In Royalty Pharma’s view, Elan has not provided a plausible rationale to support its assertions on valuation of the Theravance or AOP transactions

Elan selectively cited a single analystxvii that supports the Theravance transaction (out of the sixteen analysts listed on Elan’s website) in the EGM Circular, the analyst with the highest price target on

Elan. The Elan Circular quoted only from this analyst’s May 13 note regarding Theravance, whereas the title of his May 21 note on the subsequent acquisitions was much more skeptical: “Value Creation or Imagination”.  The quote from the May 13 report used by Elan asserts that the Theravance deal is “virtually pure profit”, failing to mention that there is no real profit until after Elan receives back its $1 billion investment, which does not occur until 2023xviii based on this analyst’s own forecast model.

Royalty Pharma believes this analyst’s valuation methodology on Theravance is aggressive: 76% of his valuation comes from a terminal value calculation post 2021, which includes cash flow that is less certain. More than 38% of the sales in this analyst’s forecast are derived from currently unapproved drugs, so it is possible that should these drugs fail to receive marketing approval, no profit will ever be made on those products, or Elan would achieve a significantly lower IRR. The analyst also uses the same low 7.5% discount rate for cash flows from unapproved product sales, and product sales after 2021 that he uses for approved product sales and product sales before 2021, which makes little sense in Royalty Pharma’s view. Royalty Pharma believes that a more accurate valuation methodology for the Theravance royalties would be to forecast sales and royalty payments through patent expiration in 2028xix, and avoid a terminal value approach which is likely to include cash flows post patent expiration when no payments may be due to Theravance or Elan.

In Royalty Pharma’s view, AOP looks more like a low-tech distribution business than a cutting-edge orphan drug company

Elan claims that AOP is a “pioneer” in the orphan and rare disease space, in what Royalty Pharma sees as an obvious attempt to link AOP to the positive investor sentiment that surrounds orphan drug companies.  The reality, in the view of Royalty Pharma, is that AOP is not a true orphan drug company with innovative science or significant internal research and development capabilities.

▪
A significant portion of AOP’s business comes from a relatively low margin distribution business in Central and Eastern Europexx. AOP’s two largest products, which accounted for 93% of sales in 2012, both lose exclusivity in 2014xxi. Furthermore, the majority of AOP’s products have had generic versions launched in the Western worldxxii.  Elan rightly discloses that “as various sources of exclusivity expire in relation to relevant AOP products (including Thromboreductin in 2014), revenues for the relevant products may fall significantly”.

▪
With business activity in eight disease areasxxiii (hematology, oncology, cardiovascular, pulmonary, anesthesia, intensive care medicine, neurology and infectious disease), Royalty Pharma believes that AOP lacks the therapeutic focus needed for a company of its limited scale.

▪
Having reviewed its compounds in development, Royalty Pharma’s view is that AOP’s pipeline includes nothing particularly innovative. Yet, given the significant costs that will likely be required to further develop its pipeline, Royalty Pharma believes R&D spend is likely to be a drag on earnings for the foreseeable future.

Elan’s characterization of AOP’s “late-stage” pipeline is generous

In a May 27 2013 interview with Elan’s CEO, BioCentury referred to AOP as having three Phase III productsxxiv. However, AOP’s own website suggests to Royalty Pharma that this is an exaggeration.  The website shows Peg-interferon to be in a 24-patient “Phase I/II Dose Escalation Study” with an expected completion date of August 2013.  Additional claimed “Phase III” programs include a beta blocker called AOP200704, which is shown to have completed a 16-patient trial, and reformulated anagrelide, which appears to be a follow-on to Thromboreductin, which loses exclusivity next yearxxv.  If peg-interferon and AOP200704 are being pushed into Phase III, Royalty Pharma believes Elan shareholders should be concerned since the already thin margins of AOP are likely to come under further pressure in order to fund these costly late-stage development programs.

Shareholders should recall Elan’s recent Phase III track record. Elan initially tried to push ELND005 – a compound that had failed both of its primary endpoints – into Phase III. On August 9, 2010, Elan issued a press release saying that ELND005 had failed both of its primary endpoints in a 351-patient trial, followed by the statement that “However, following discussion with experts, Phase III development is planned”. Elan then embarked on a two-year period of presenting various post-hoc analyses of the data at various medical meetings. Elan also “doubled down” on ELND005 in December 2010, buying out its partner for up to $113 million in upfront and milestone payments.  Royalty Pharma notes that cooler heads ultimately prevailed and Phase III never started.  However, by the time the spin-off of Speranza is funded, well over $200 million will have been spent by Elan on ELND005xxvi, which, in Royalty Pharma’s view, is proposed to be essentially written-off through a contribution to Speranza.

The AOP milestone payments could be triggered if programs are abandoned for commercial reasons

Not disclosed in the EGM Circular, but disclosed in the Elan/AOP agreement, is the fact that Elan has agreed to pay 75% of certain milestone paymentsxxvii (or up to ~$218 million) in the event that a program is abandoned for any reason before 31 December 2017 (apart from “clinical failure”, which is defined as a “clinical event or clinical evidence which does not support progression or continued development of a program on grounds of safety or efficacy” but can in Royalty Pharma’s view sometimes be subjective). The inclusion of this provision limits Elan’s freedom to stop spending money on programs that are not promising (from a commercial and perhaps a clinical perspective) as there would be a significant cost to do soxxviii.

Speranza: Burden of Elan’s spin out of ELND005 falls almost entirely on Elan shareholders

Royalty Pharma believes Elan has completely changed its stance on ELND005, which just a few months ago was described by the Elan CEO as a “very interesting molecule” with a potential “big reward”xxix.  In the view of Royalty Pharma, Elan is now attempting to disguise an expensive write-off of this product by spinning it out into a new company, Speranza. Elan has committed to provide up to $77.8 million in capital ($7 million of which will be in the form of a 10 year interest free loan, and up to approximately $7.8 million of which can be called to fund the business plan) and only receive a 3% royalty and 18% of the equitxxx.  Meanwhile, its co-investor, Nerano, which is controlled by a former Elan senior executive, Mr. Mulligan, will invest only $20 million in the form of a ten year interest free loan plus an additional up to approximately $2.3 million to fund the business plan, and receive 62% of the equity. The loan from Mr. Mulligan, together with the $7 million interest free loan from Elan, has priority in repayment if Speranza is wound up within 15 months as a result of a pipeline failure (specifically a “termination event”). So essentially Mr. Mulligan can shut the company down in the first fifteen months if a “termination event” occurs and get his money back as long as $27 million remains unspent, thus having limited (or potentially no) downside if the product fails, but significant upside should it succeed.  Speranza management (other than Mr. Mulligan) will put up no money and will receive more equity than Elan. Notably, Elan does not adequately disclose, in Royalty Pharma’s opinion, that it appears to be fully funding the clinical risk of Speranza yet giving away the vast majority of the upside. In Royalty Pharma’s view, the economics of this deal are astoundingly poor for Elan.

The strategy underpinning Elan’s transactions seems incoherent

In its EGM Circular, Elan states that: “...the transactions are designed to create a balance of risk (science, molecules, regulatory and reimbursement) with the benefit of diversification (therapeutics, geographies, science and operational constructs) to produce long-term growth in income and value that allows for participation in various parts of the industry value chain”.

Royalty Pharma believes that Elan appears to miss the point entirely that shareholders typically own tens if not hundreds of positions and can easily diversify their risks without Elan paying high prices to do it for them. On the contrary, it is widely accepted that stock market investors often discount “conglomerates”, in part because they cannot get enough exposure to elements they find attractive without also being exposed to the rest.

In terms of becoming an “income” stock, the magnitude of dividend yield here is approximately 1-2%xxxi, whereas in Royalty Pharma’s opinion income investors typically need above 3-4% yield for “income” stocks. Royalty Pharma therefore believes it is a real stretch for Elan to say “Tysabri should continue as a strong income generator for shareholders through the dividend directly linked to Tysabri’s performance”xxxii.

In Royalty Pharma’s view, Elan appears to be trading ELND005 and Prothena for an equally unattractive AOP pipeline of likely high cost R&D programs which are not competitively positioned and are limited to small markets, making it difficult for Elan to achieve a positive return on its investment.

Elan management now appears to believe that it is in its shareholders’ best interests for it to make minority investments in companies like Newbridge, which is a passive investment that has no earnings, nor would any earnings be consolidated into Elan.  Is Elan management now a stock investor? Do Elan Stockholders really need Elan to provide them with exposure to equity investments?

Future Value Destruction of Elan’s Proposed Transactionsxxxiii

Prior to the Tysabri Transaction with Biogen, analysts forecasted Elan 2015E EPS of $0.85 and 2016E EPS of $1.02xxxiv.  Post the transaction, Elan EPS forecasts were reduced to $0.33 in 2015E and $0.42 in 2016Exxxv. When Elan sold approximately 50% of the Tysabri economics to Biogenxxxvi, it sold approximately 60% of its earningsxxxvii.

Implied Elan EPSxxxviii
	2015E EPS	2016E EPS
Consensus (Tysabri Royalty)	$0.33	$0.42
Share repurchases	$0.06	$0.08
Theravance / AOP contribution	$0.14	$0.21
Total	$0.53	$0.71
Note: This is not a profit forecast

Royalty Pharma believes that:

▪	Elan’s transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling approximately half of its Tysabri interestxxxix;

▪	Elan’s over $1.3 billion in acquisitions will only produce approximately $0.14 of 2015E cash EPS and $0.21 of 2016E cash EPS, based on the analysis set out above;

▪
the Theravance royalties are a wasting asset (an asset with a finite life that pays out over time), so the amortization of the purchase price amounts to approximately $0.12, assuming amortization over 17 years. On this basis, the real contribution to EPS from acquisitions is negligible; and

▪	if Elan reduces R&D expenses by $80 million per year (Royalty Pharma believes this to be unlikely, given AOP R&D expense), that would result in a further increase in EPS of just $0.16 per yearxl.

The chart below calculates the implied Elan stock price based on the pro forma Elan EPS post the proposed transactions shown above and based on 2015E and 2016E P/E of selected peers.

Implied Elan Stock Price based on 2015E EPSxli
Peer set	Peer P/E multiple on:	Elan EPS	Implied Elan Stock Price
Specialty Pharma	11.0x	$0.53	$5.84
Valeant	8.5x	$0.53	$4.51
Jazz	7.9x	$0.53	$4.19

Implied Elan Stock Price based on 2016E EPS
Peer set	Peer P/E multiple on:	Elan EPS	Implied Elan Stock Price
Specialty Pharma	9.1x	$0.71	$6.44
Valeant	7.5x	$0.71	$5.30
Jazz	7.0x	$0.71	$4.95

Royalty Pharma believes that:

▪
if Elan shareholders approve what Royalty Pharma views as Elan management’s ill-conceived acquisitions, the implied trading range for Elan is well below Royalty Pharma’s offer price of $13.00 up to $15.50 per share (including the maximum aggregate amount payable under the CVRs);

▪	it is hard to justify Elan / AOP Pharma trading at a premium to companies with proven track records given what we know today; and

▪
if Elan reduces R&D expenses by $80 million per year the savings would have an impact on the implied Elan Stock Price of up to $1.72xlii (at the above multiples), resulting in an implied Elan stock price of $5.91 to $8.16xliii.

Conclusion

ELAN STOCKHOLDERS SHOULD BE MINDFUL THAT THE SHAREHOLDER VOTES ON THESE TRANSACTIONS ARE ONLY BEING HELD DUE TO ELAN BEING IN AN OFFER PERIOD. IF NOT FOR THIS FACT, THESE TRANSACTIONS WOULD LIKELY HAVE ALREADY CLOSED BY NOW.

IF ELAN STOCKHOLDERS APPROVE ANY OF THE TRANSACTIONS AT THE ELAN EGM:

•	ROYALTY PHARMA’S OFFER WILL LAPSE (i),(ii)

•
IN ROYALTY PHARMA’S VIEW, STOCKHOLDERS CAN EXPECT MORE OF THE SAME FROM ELAN: LOW-QUALITY, HASTILY ARRANGED, OVERPRICED TRANSACTIONS WITH LIMITED DUE DILIGENCE AND DISCLOSURE – AND POTENTIALLY NO ABILITY TO STOP THEM WITH A SHAREHOLDER VOTE

Royalty Pharma urges shareholders of Elan to VOTE “AGAINST” ALL FOUR RESOLUTIONS proposed by Elan at its upcoming extraordinary general meeting on June 17, 2013.

ISS and Glass Lewis – the two leading independent proxy advisory services – also recommended that the shareholders of Elan VOTE “AGAINST” ALL FOUR RESOLUTIONS proposed by Elanxliv

(i) Royalty Pharma had requested permission from the Irish Takeover Panel to the effect that it would not be obliged to lapse (withdraw) the Offer in the event that the ELND005 Transaction and / or the Share Repurchase Program were approved at the Elan EGM. On 6 June 2013, the Irish Takeover Panel ruled that Royalty Pharma will be required to lapse the Further Increased Offer in the event that either the ELND005 Transaction and / or the Share Repurchase Program are approved at the Elan EGM.

(ii) Royalty Pharma is considering its response to the ruling of the Irish Takeover Panel referred to in the note above.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove, BofA Merrill Lynch, together with its affiliate Merrill Lynch International, Groton Partners and Investec are acting as financial advisers to Royalty Pharma.

Further information relating to the Further Increased Offer, including all announcements issued by or on behalf of Royalty Pharma, is available at www.royaltypharma.com.

Capitalized terms used but not defined in this announcement have the meaning given to them in Royalty Pharma’s Further Revised Offer Document.

ENQUIRIES
Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial adviser)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial adviser)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Investec (financial adviser)
Tommy Conway / Jonathan Simmons (Dublin, Tel: +353 (0)1 611 5611)

Abernathy MacGregor (PR adviser)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR adviser)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch ((cell) + 1 516 429 2722)
Charles A. Koons ((cell) + 1 917 545 4523)
Robert C. Marese ((cell) + 1 917 751 4085)
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This announcement is not a substitute for the Further Revised Offer Document and the Further Revised Acceptance Documents that Royalty Pharma filed with the Securities and Exchange Commission (“SEC”) on Amendment No. 12 to Schedule TO on June 10, 2013, or any other document that Royalty Pharma has filed and may file with the SEC in connection with the Offer. ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Original Offer Document, the Revised Offer Document, the Further Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document, the Revised Offer Document and the Further Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Further Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Further Revised Offer Document, the Further Revised Acceptance Documents or any other document by which the Further Increased Offer is made.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Other

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Investec Corporate Finance Ireland Limited trading as Investec is regulated by the Central Bank of Ireland and is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of Investec Corporate Finance Ireland Limited or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Further Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Further Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Further Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.

Sources and Bases

Save where otherwise stated, financial and other information concerning Elan, the Elan EGM and Royalty Pharma has been extracted from published sources, including the Revised Offer Document and the Elan EGM Circular.
Share price data sourced from Factset.

i Royalty Pharma opinion that announced transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest is based on: (A) the assumption that Elan sold approximately half of its interest in Tysabri in the Tysabri Transaction, which is Royalty Pharma’s belief as set out in Royalty Pharma’s previous announcements; (B) Royalty Pharma view based on an assessment of Elan’s pro forma 2015E EPS calculated using public information as follows—(i) broker consensus estimate for Elan’s 2015E EPS post Tysabri Transaction of US$0.33 (based on a median of broker estimates from Leerink Swann, Credit Suisse, Morningstar, Deutsche Bank, UBS, Jefferies, Berenberg, Davy Research, RBC, Morgan Stanley and Cowen published between 6 February 2013 and 13 March 2013), (ii) taking account of the estimated EPS impact of announced or completed share repurchases and issuance (assuming future issuance/repurchase at the Undisturbed Elan Stock Price), (iii) taking account of the estimates EPS impact of Theravance royalties based on forecast sales of relevant products by Evaluate Pharma on 13 May 2013, (iv) taking account of the estimated EPS impact of AOP based on disclosed EBITDA of €15.5m (in Elan press release dated 20 May 2013), assumed depreciation and other expenses of €0.6m per year and assumed tax rate of 25%, and (v) making no assumption of R&D savings or any other changes in the earnings trajectory. On this basis, Royalty Pharma calculates a pro forma Elan 2015E EPS of US$0.53 (US$0.33 post-Tysabri Transaction plus US$0.06 impact of share repurchase, plus US$0.14 impact of Theravance and AOP transactions). This figure is less than the Elan 2015E consensus EPS of US$0.85 prior to the Tysabri Transaction (based on a median of broker estimates from Leerink Swann, Credit Suisse, Deutsche Bank, Jefferies, Cowen, Morgan Stanley and Exane BNP Paribas published between 24 October 2012 and 1 November 2012). This is not a profit forecast.

 See “Detail” section of announcement for analysis details.

iii See “Detail” section of announcement for analysis details.

iv Based on research commentary from Deutsche Bank (13 May 2013), Credit Suisse (23 May 2013) and Evaluate Pharma (13 May 2013).

v Public documents state that Elan “performed their due diligence on strictly publicly available information on the programs, and their own internal outlook as to the future of the respiratory markets” – Theravance Business Update call transcript, 13 May 2013, page 7.

vi “Crown jewels” refer to UMEC/VI and FF combination therapy; potential for cannabalization as per Morgan Stanley,19 April 2013.

vii Royalty Pharma opinion based on, inter alia, (i) Thromboreductin exclusivity is set to expire in 2014, (ii) Remodulin is subject to a distribution agreement with data exclusivity expiring in 2014, (iii) Net margin of 6.9% in 2011; Sources are: Elan’s 20 May 2013 press release; Elan EGM Circular, 27 May 2013; AOP website; financials from Capital IQ; Evaluate Pharma; IMS Health, 2013.

viii Based on upfront purchase price of €264 million and 75% of potential milestones of €225 million (payable in the event that a program is abandoned for any reason before 31 December 2017 (apart from “clinical failure”, which is defined as a “clinical event or clinical evidence which does not support progression or continued development of a program on grounds of safety or efficacy”)) and 2012 EBITDA of approximately €16 million; EBITDA estimates based on Elan press release dated 13 May 2013; Median transaction multiple of 13.5x based on median of Specialty Pharma transactions set out in Royalty Pharma’s presentation dated 28 May 2013.

ix Based on 511,139,330 shares outstanding per Elan press release as of 31 May 2013 and a share price of $13.18 as of 7 June 2013.

x Stated by ISS in “Agenda & Recommendations” section of its report on Elan with a publication date of 3 June 2013. Stated by Glass Lewis in its report on Elan with a publication date of 6 June 2013.

xi Public documents state that Elan “performed their due diligence on strictly publicly available information on the programs, and their own internal outlook as to the future of the respiratory markets” – Theravance Business Update call transcript, 13 May 2013, page 7.

xii Royalty Pharma opinion based, inter alia, that (i) Elan performed their due diligence strictly on publicly available information, and (ii) that only the heavily redacted contracts between Theravance and GSK were made publicly available.

xiii Elan EGM Circular (Risk Factors Section, page 18, paragraph 3) dated 27 May 2013.

xiv Based on Elan Management’s intention to distribute 20% of Theravance cash flows as dividends (per Elan press release dated 13 May 2013).

xv Based on research commentary from Deutsche Bank (13 May 2013), Credit Suisse (23 May 2013), Evaluate Pharma (13 May 2013), and UBS (June 7).

xvi “Crown Jewels” refer to UMEC/VI and FF combination therapy.

xvii Jefferies equity research report, 13 May 2013.

xviii Based on extrapolation of broker forecast to 2021 through 2023 by applying 2% terminal value growth rate.

xix Approximate date of patent expiry, Morgan Stanley equity research, 19 April 2013.

xx Royalty Pharma opinion based on, inter alia, (i) Thromboreductin exclusivity is set to expire in 2014, (ii) Remodulin is subject to a distribution agreement with data exclusivity expiring in 2014, (iii) Net margin of 6.9% in 2011, (iv) a majority of AOP Orphan’s sales are generated in Central and Eastern European countries; sources are: Elan’s 20 May 2013 press release; Elan EGM Circular, 27 May 2013; AOP website; financials from Capital IQ; Evaluate Pharma; IMS Health, 2013.

xxi Remodulin and Thromboreductin contribution to AOP Orphan revenue mentioned in Elan Press Release, 20 May 2013; Thromboreductin loss of exclusivity based on disclosure in Elan EGM Circular dated 27 May 2013; Remodulin data exclusivity expires in 2014 per Standpoint Research, United Therapeutics, 19 May 2012.

xxii Products with generic substitutes available include Thromboreductin, Tadim, Esmocard, Nalbuphin Orpha, Adapend / Naltrexone, Canemes, Busilvex.

xxiii AOP Orphan company website.

xxiv BioCentury article (pages A13–A14) dated 27 May 2013.

xxv www.evaluategroup.com; www.clinicaltrials.gov.

xxvi Based on announced investment of $70million and $143 million of expenditure to-date, per Elan 20-F, 2012.

xxviiCalculation based on 75% of certain milestones up to €225 million in value at an exchange rate of 1.29079 USD/EUR.

xxviii Elan EGM Circular dated 27 May 2013; AOP Share Purchase Agreement, 2013.

xxix 2013 Elan Q4 Earnings Call on 6 February (response to question from Jack Gorman at Davy).

xxx Elan EGM Circular (p. 9-10) dated 27 May 2013.

xxxi Based on expected dividend of approximately $0.15-$0.25 per share (based on Evaluate Pharma projections out to 2016E for Tysabri / Theravance sales) and Elan’s ADS price of $13.18 as of 7 June 2013.

xxxii Elan EGM Circular dated 27 May 2013.

xxxiii Analysis in this section is as set out in Royalty Pharma’s presentation released on 28 May 2013 and available on its website.  Please see that presentation for further details on the basis of calculation.

xxxiv 2015E and 2016E consensus EPS estimates pre-Tysabri transaction based on median of broker estimates from Leerink Swann, Credit Suisse, Deutsche Bank, Jefferies, Cowen, Morgan Stanley and Exane BNP Paribas published between 24 October 2012 and 1 November 2012

xxxv 2015E and 2016E consensus EPS estimates following the Tysabri transaction based on based on median of broker estimates from Leerink Swan, Credit Suisse, Morningstar, Deutsche Bank, UBS, Jefferies, Berenberg, Davy Research, RBC, Morgan Stanley and Cowen published between 6 February 2013 and 13 March 2013.

xxxvi Assumes that the Tysabri transaction ascribed a valuation of $3.25bn to Elan’s retained royalty participation, and that minimal net value was ascribed to Elan’s assets and liabilities other than the Tysabri royalty and its net cash position, as set out in Royalty Pharma’s previous announcements.

xxxvii Based on difference between EPS forecasts before and after the Tysabri Transaction.

xxxviii Pro forma EPS based on broker consensus estimates from retained Tysabri royalty based on median of broker estimates from Leerink Swan, Credit Suisse, Morningstar, Deutsche Bank, UBS, Jefferies, Berenberg, Davy Research, RBC, Morgan Stanley and Cowen published between 6 February 2013 and 13 March 2013; Estimated EPS impact of announced or completed share repurchases and issuance (assuming future issuance/repurchase at the Undisturbed Elan Stock Price), and earnings impact of Theravance and AOP Orphan acquisitions; EPS impact of Theravance royalties based on forecast sales of relevant products by Evaluate Pharma on 13 May 2013; EPS impact of AOP Orphan based on disclosed EBITDA of €15.5m, assumed depreciation and other expenses of €0.6m p.a. and assumed tax rate of 25%; No assumption of R&D savings made in this calculation. This is not a profit forecast.

xxxix Royalty Pharma opinion that announced transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest is based on: (A) the assumption that Elan sold approximately half of its interest in Tysabri in the Tysabri Transaction, which is Royalty Pharma’s belief as set out in Royalty Pharma’s previous announcements; (B) Royalty Pharma view based on an assessment of Elan’s pro forma 2015E EPS calculated using public informaton as follows—(i) broker consensus estimate for Elan’s 2015E EPS post Tysabri Transaction of US$0.33 (based on a median of broker estimates from Leerink Swann, Credit Suisse, Morningstar, Deutsche Bank, UBS, Jefferies, Berenberg, Davy Research, RBC, Morgan Stanley and Cowen published between 6 February 2013 and 13 March 2013), (ii) taking account of the estimated EPS impact of announced or completed share repurchases and issuance (assuming future issuance/repurchase at the Undisturbed Elan Stock Price), (iii) taking account of the estimates EPS impact of Theravance royalties based on forecast sales of relevant products by Evaluate Pharma on 13 May 2013, (iv) taking account of the estimated EPS impact of AOP based on disclosed EBITDA of €15.5m (in Elan press release dated 20 May 2013), assumed depreciation and other expenses of €0.6m per year and assumed tax rate of 25%, and (v) making no assumption of R&D savings or any other changes in the earnings trajectory. On this basis, Royalty Pharma calculates a pro forma Elan 2015E EPS of US$0.53 (US$0.33 post-Tysabri Transaction plus US$0.06 impact of share repurchase, plus US$0.14 impact of Theravance and AOP transactions). This figure is less than the Elan 2015E consensus EPS of US$0.85 prior to the Tysabri Transaction (based on a median of broker estimates from Leerink Swann, Credit Suisse, Deutsche Bank, Jefferies, Cowen, Morgan Stanley and Exane BNP Paribas published between 24 October 2012 and 1 November 2012). This is not a profit forecast.

xl Based on $80 million in expenditure reduction and 511,139,330 Elan shares.

xli Specialty Pharma peers are: Allergan, Valeant, Shire, Forest, Warner Chilcott, Alkermes, Cubist, Endo Health Solutions, Salix Pharmaceuticals, Jazz Pharmaceuticals, Medicines Co. and multiples are sourced from Factset as at 7 June 2013.

xlii Based on EPS impact of $0.16 of $80 million in expenditure reduction multiplied by a median specialty pharma P/E ratio of 11.0x; note that this estimate has not been tax-affected.

xliii Based on Implied EPS calculations shown in table plus $1.72 per share in additional EPS gained from $80 million in cost savings; note that this estimate has not been tax-affected.

xliv Stated by ISS in “Agenda & Recommendations” section of its report on Elan with a publication date of 3 June 2013. Stated by Glass Lewis in its report on Elan with a publication date of 6 June 2013.